Exhibit 99.1

Qudian Inc. Reports First Quarter 2022

Unaudited Financial Results

XIAMEN, China, June 13, 2022/PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business as of March 31, 2022 decreased by 3.5% to 2.6 million from 2.7 million as of December 31, 2021, as a result of the Company’s deployment of a conservative and prudent strategy

•	Total outstanding loan balance from loan book business[2] decreased by 41.3% to RMB1.5 billion as of March 31, 2022 from RMB2.6 billion as of December 31, 2021

•	Amount of transactions from loan book business for this quarter decreased by 29.8% to RMB2.1 billion from the fourth quarter of 2021

•	Weighted average loan tenure for our loan book business was 2.3 months for this quarter, compared to 3.9 months for the fourth quarter of 2021

[1]	Outstanding borrowers are borrowers who have outstanding loans from the Company’s loan book business as of a particular date.
[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

First Quarter 2022 Financial Highlights:

•	Total revenues were RMB201.8 million (US$31.8 million), compared to RMB515.7 million for the same period of last year

•

Net loss attributable to Qudian’s shareholders was RMB142.8 million (US$22.5 million), compared to an income of RMB478.4 million for the same period of last year, or net loss of RMB0.56 (US$0.09) per diluted ADS

•

Non-GAAP net loss attributable to Qudian’s shareholders[3] was RMB144.5 million (US$22.8 million), compared to non-GAAP net income attributable to Qudian’s shareholders of RMB488.3 million for the same period of last year, or Non-GAAP net loss of RMB0.57 (US$0.09) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“During the first quarter of 2022, we maintained our stringent approach toward our cash credit business amid the complex macro-environment, funding all transactions by our on-balance sheet capital,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Furthermore, our new ready-to-cook meals business, QD Food, has made steady progress since it launched in March 2022 in Guangdong province. We expect to expand its footprint across the nation and will provide more details on the development of this business as we continue to build it. Moving forward, we will maintain our prudent operating strategy for the cash credit business, focus on advancing our ready-to-cook food business and strive to create new engines for sustainable development.”

“Driven by our consistent efforts to control credit risk, our asset quality has remained stable, evidenced by the D1 delinquency rate[4] maintaining a steady level at around 5% as of the end of May 2022. In parallel with our efforts to reinforce the health of our balance sheet, we keep persevering with safeguarding the interests of our stakeholders. We will continue implementing our share repurchase program, reflecting our confidence in the robustness of our financial position. As always, we are committed to driving sustainable value for all of our stakeholders in the long run,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4]

“D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business.

First Quarter Financial Results

Total revenues were RMB201.8 million (US$31.8 million), representing a decrease of 60.9% from RMB515.7 million for the first quarter of 2021.

Financing income totaled RMB177.9 million (US$28.1 million), representing a decrease of 50.8% from RMB361.8 million for the first quarter of 2021, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 96.1% to RMB0.5 million (US$0.1 million) from RMB12.2 million for the first quarter of 2021, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income decreased to RMB2.0 million (US$0.3 million) from RMB50.6 million for the first quarter of 2021, mainly as a result of the winding down of the transaction service business.

Sales income and others decreased to RMB4.1 million (US$0.7 million) from RMB62.5 million for the first quarter of 2021, mainly due to the decrease in sales related to the Wanlimu e-commerce platform, which we are in the process of winding down.

Total operating costs and expenses increased to RMB285.5 million (US$45.0 million) from RMB63.3 million for the first quarter of 2021.

Cost of revenues decreased by 64.7% to RMB32.1 million (US$5.1 million) from RMB91.0 million for the first quarter of 2021, primarily due to the decrease in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses decreased by 38.5% to RMB23.1 million (US$3.6 million) from RMB37.6 million for the first quarter of 2021, primarily due to the decrease in marketing expenses related to the Wanlimu e-commerce platform.

General and administrative expenses increased by 77.6% to RMB118.4 million (US$18.7 million) from RMB66.7 million for the first quarter of 2021, primarily due to the increase in the milestone payments relating to construction contracts for the WLM Kids business which were signed in 2021. We are in the process of downsizing the WLM Kids business.

Research and development expenses decreased by 50.0% to RMB19.6 million (US$3.1 million) from RMB39.2 million for the first quarter of 2021, as a result of the decrease in staff salaries.

Provision for receivables and other assets was RMB11.9 million (US$1.9 million) for the first quarter of 2022, mainly as a result of the impairment of current assets related to the WLM Kids business compared to a reversal of RMB106.8 million regarding on-balance sheet loan book business for the same period of last year.

Impairment loss from long-lived assets was RMB113.5 million (US$17.9 million) for this quarter, as the results of the downsizing of the WLM Kids business.

As of March 31, 2022, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB154.7 million (US$24.4 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB230.9 million (US$36.4 million), indicating M1+ Delinquency Coverage Ratio of 1.5x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M6+ Charge-off Rate by Vintage

Include Total Potential Receivables at Risk

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M6+ Charge-off Rate by Vintage

Only Include Current Receivables at Risk

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M1+ Delinquency by Vintage

Include Total Potential Receivables at Risk

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M1+ Delinquency by Vintage

Only Include Current Receivables at Risk

Loss from operations was RMB66.4 million (US$10.5 million), compared to income from operations of RMB464.8 million for the first quarter of 2021.

Net loss attributable to Qudian’s shareholders was RMB142.8 million (US$22.5 million), or net loss of RMB0.56 (US$0.09) per diluted ADS.

Non-GAAP net loss attributable to Qudian’s shareholders was RMB144.5 million (US$22.8 million), or Non-GAAP net loss of RMB0.57 (US$0.09) per diluted ADS.

Cash Flow

As of March 31, 2022, the Company had cash and cash equivalents of RMB2,245.4 million (US$354.2 million) and restricted cash of RMB229.1 million (US$36.1 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the first quarter of 2022, net cash provided by operating activities was RMB567.2 million (US$89.5 million), mainly due to the cash withdrawal from third-party payment service providers. Net cash provided by investing activities was RMB43.1 million (US$6.8 million), mainly due to the net proceeds of loan principal and partially offset by the payments of deposit pledged as collateral for derivative instruments. Net cash used in financing activities was RMB377.8 million (US$59.6 million), mainly due to the repurchase of ordinary shares and convertible senior notes.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased and cancelled a total principal amount of convertible senior notes of US$297.5 million. The Company has cumulatively completed total share repurchases of approximately US$581.2 million.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. The Company is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income, which is non-cash and non-recurring. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
(In thousands except for number	2021	2022
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	361,754	177,901	28,063
Sales commission fee	10,748	21	3
Sales income and others	62,530	4,141	653
Penalty fee	17,823	17,311	2,731
Loan facilitation income and other related income	12,200	472	74
Transaction services fee and other related income	50,649	1,973	311

Total revenues	515,704	201,819	31,835
Operating cost and expenses:
Cost of revenues	(91,012)	(32,130)	(5,068)
Sales and marketing	(37,559)	(23,083)	(3,641)
General and administrative	(66,693)	(118,429)	(18,682)
Research and development	(39,190)	(19,576)	(3,088)
Changes in guarantee liabilities and risk assurance liabilities(1)	64,379	33,119	5,224
Provision for receivables and other assets	106,809	(11,891)	(1,876)
Impairment loss from long-lived assets	—	(113,528)	(17,909)

Total operating cost and expenses	(63,266)	(285,518)	(45,040)
Other operating income	12,371	17,266	2,724
(Loss)/Income from operations	464,809	(66,433)	(10,481)
Interest and investment (loss)/income, net	87,892	(42,274)	(6,669)
Gain from equity method investments	—	1,443	228
Gain on derivative instruments	—	60,367	9,523
Foreign exchange gain/(loss), net	(219)	85	13
Other income	5,094	79	12
Other expenses	(206)	(2,039)	(322)

Net (loss)/income before income taxes	557,370	(48,772)	(7,696)
Income tax expenses	(79,175)	(94,115)	(14,846)

Net (loss)/income	478,195	(142,887)	(22,542)
Net (loss)/profit attributable to non-controlling interest shareholders	(167)	(88)	(14)

Net (loss)/income attributable to Qudian Inc.’s shareholders	478,362	(142,799)	(22,526)

(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	1.89	(0.56)	(0.09)
Diluted	1.81	(0.56)	(0.09)
(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	1.89	(0.56)	(0.09)
Diluted	1.81	(0.56)	(0.09)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,044,009	253,735,434	253,735,434
Diluted	266,647,286	259,137,777	259,137,777
Other comprehensive (loss)/gain:
Foreign currency translation adjustment	2,260	(1,050)	(166)

Total comprehensive (loss)/income	480,622	(143,849)	(22,693)

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	480,622	(143,849)	(22,693)

Note:

(1): The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2021	2022
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,065,495	2,245,403	354,204
Restricted cash	177,925	229,130	36,144
Derivative instrument	17,376	11,289	1,781
Short-term investments	5,926,601	6,036,136	952,177
Short-term loan principal and financing service fee receivables	2,371,966	1,319,751	208,186
Short-term finance lease receivables	31,462	11,875	1,873
Short-term contract assets	27,965	19,001	2,997
Other current assets	1,599,300	1,941,411	306,250

Total current assets	12,218,090	11,813,996	1,863,612

Non-current assets:
Long-term finance lease receivables	399	15	2
Operating lease right-of-use assets	300,607	271,545	42,835
Investment in equity method investee	85,582	119,038	18,778
Long-term investments	286,065	268,921	42,421
Property and equipment, net	659,101	643,734	101,547
Intangible assets	11,012	11,070	1,746
Long-term contract assets	31	1	—
Deferred tax assets, net	87,286	51,706	8,156
Other non-current assets	442,952	430,551	67,918

Total non-current assets	1,873,035	1,796,581	283,403

TOTAL ASSETS	14,091,125	13,610,577	2,147,015

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2021	2022
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term lease liabilities	37,470	38,640	6,095
Accrued expenses and other current liabilities	376,868	387,372	61,107
Guarantee liabilities and risk assurance liabilities(2)	886	658	104
Income tax payable	78,294	115,016	18,143

Total current liabilities	493,518	541,686	85,449

Non-current liabilities:
Deferred tax liabilities, net	68,543	85,495	13,487
Convertible senior notes	681,401	300,312	47,373
Long-term lease liabilities	168,800	160,679	25,346
Long-term borrowings and interest payables	145,312	145,312	22,922
Other non-current liabilities	10,012	629	99

Total non-current liabilities	1,074,068	692,427	109,227

Total liabilities	1,567,586	1,234,113	194,676

Shareholders’ equity:
Class A Ordinary shares	132	132	21
Class B Ordinary shares	44	44	7
Treasury shares	(346,321)	(351,436)	(55,438)
Additional paid-in capital	4,017,375	4,019,352	634,037
Accumulated other comprehensive loss	(58,997)	(60,047)	(9,472)
Non-controlling interests	6,853	6,765	1,067
Retained earnings	8,904,453	8,761,654	1,382,117

Total shareholders’ equity	12,523,539	12,376,464	1,952,339

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,091,125	13,610,577	2,147,015

Note:

(2)   The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
	2021	2022
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	478,362	(142,799)	(22,526)
Add: Share-based compensation expenses	9,930	7,723	1,218
Less: Convertible bonds buyback loss	—	9,460	1,492

Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	488,292	(144,536)	(22,800)

Non-GAAP net (loss)/income per share—basic	1.93	(0.57)	(0.09)
Non-GAAP net (loss)/income per share—diluted	1.85	(0.57)	(0.09)
Weighted average shares outstanding—basic	253,044,009	253,735,434	253,735,434
Weighted average shares outstanding—diluted	266,647,286	259,137,777	259,137,777